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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71031

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAVE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

171 MADISON AVE., SUITE 1500
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Ainsworth (Name) 949-662-2850 (Area Code – Telephone Number) chris@pavefinance.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

10/14/2003 (Date of Registration with PCAOB)(if applicable) 596 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Lee Ainsworth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAVE SECURITIES LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pave Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2025

TABLE OF CONTENTS



CohnReznick LLP
cohnreznick.com

CohnReznick

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Pave Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pave Securities, LLC (the “Company”) as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as Pave Securities, LLC's auditor since 2023.

Los Angeles, California
February 27, 2026

Pave Securities, LLC
Statement of Financial Condition
December 31, 2025

_____

ASSETS

Cash	$	44,672
Clearing deposit		393
Total Assets	$	45,065

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	28,217
Total Liabilities		28,217
Total Member's equity		16,848
Total Liabilities and Member's Equity	$	45,065

The accompanying notes are an integral part of these financial statements.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

1.   Organization and Summary of Significant Accounting Policies

    Description of Business
    Pave Securities, LLC (the "Company") was established in the State of Delaware on November 30, 2022, as a wholly-owned subsidiary of Pave Finance, Inc. (the "Parent Company"), a New York headquartered investment holding company. Pave Investment Advisors, LLC and Pave Labs, LLC, are also subsidiaries of the Parent Company and are affiliated entities to the Company. EPI Holding, LLC, a Delaware limited liability company, is the majority owner of the Parent Company.

    The Company is registered with the Securities and Exchange Commission ("SEC") and was approved on August 29, 2023, as a fully-disclosed introducing securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker on behalf of Interactive Brokers, LLC (the "Clearing Broker"). The Clearing Broker acts as the custodian and clearing broker for all customer funds and securities. Customers receive solicited trades from the Company via the Parent Company's software platform that personalizes consumers' investment portfolios based on their unique needs and circumstances. The customer maintains the sole discretion to approve or not approve trades in their respective accounts.

    The Company generates revenue in the form of commissions, securities lending and spreads on cash balances from customers. The Company started trading activity on February 9, 2024.

    Liquidity
    The Company has been fully supported by the Parent Company thus far, with an investment of $484,202. The Parent Company anticipates continuing to support the Company from time to time and until it starts generating revenues from its own client base. The Parent Company has the ability and intent to provide support. In 2025, the Parent Company contributed additional capital in the amount of $214,957, of which $134,457 was an in-kind contributions.

    Basis of Presentation
    The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and conform to practices within the broker-dealer industry.

    Estimates
    The Company prepares its financial statements in conformity with U.S. GAAP. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

1. Organization and Summary of Significant Accounting Policies (continued)

Cash
The Company maintains cash in a bank deposit account held at financial institutions. As of December 31, 2025, the cash balance was $44,672.

Clearing Deposit
The Company has a $393 clearing deposit with the Clearing Broker as of December 31, 2025.

Accounts Receivable
There are no accounts receivable as of December 31, 2025.

Accounts Payable and Accrued Liabilities
The accounts payable balance as of December 31, 2025 was $28,217, consisting primarily of obligations to third-party vendors for goods and services rendered.

Revenue Recognition
The primary source of commission income is the commission revenue generated from the execution transaction of securities in the marketplace on behalf of the Company's clients. Trading commission fees are recorded at a rate of $0.015 per share. Commissions income and related clearing expenses are recognized at a point in time, on a trade-date basis, as such transactions occur.

Clearing Fees
The Company incurs commission and clearing fees charged by its clearing broker in connection with the service it provides to the Company's customers.

Concentrations
Cash
The Company maintains a cash balance at two institutions. The accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On December 31, 2025, the Company's cash balance did not exceed the FDIC insured limit.

Clearing deposit
The Company has a clearing deposit with the Clearing Broker. The account is insured by the Securities Investor Protection Corporation (SIPC) up to $250,000. On December 31, 2025, the Company's clearing deposit balance did not exceed the SIPC insured limit.

Income Taxes
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 (Income Taxes): *Simplifying the Accounting for Income Taxes* ("ASC 740"), entities are not required to allocate income tax provisions to a legal entity that is both not subject to tax and a disregarded entity by the taxing authority. The Company does not have tax liabilities with respect to federal and state income taxes in the U.S. The

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

1. Organization and Summary of Significant Accounting Policies (continued)

Company is a single member LLC which is disregarded for U.S. federal and state tax purposes in accordance with the limited liability company agreement and no formal tax-sharing arrangement exists with the single member, the Parent Company. As such, the Company does not file separate income tax returns and does not have a current income tax payable or receivable independent of the Parent. Furthermore, the Company has not made any commitments to the Parent Company that the Company would fund any tax liability of the Parent Company with the earnings of the Company.

Uncertain tax positions
In accordance with ASC 740 Subtopic 05 "*Accounting for Uncertainty in Income Taxes,*" the Company accounts for uncertain tax positions by determining whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for all tax years since inception.

Newly implemented Accounting Standard
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments primarily require additional disaggregation and qualitative disclosures related to income taxes. The provisions of ASU 2023-09 apply to all entities subject to Topic 740, Income Taxes. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024; early adoption is permitted. Effective January 1, 2025, the Company adopted ASU 2023-09. The adoption did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

2. Member's Equity

The Company was initially capitalized by the contribution of cash from the Parent Company with a value of $100,000 on January 26, 2023. In 2024, the Company received additional capital contributions from the Parent Company in the amount of $169,245, of which $69,745 was settled in-kind for shared allocated expenses. In 2025, the Company received additional capital contributions from the Parent Company in the amount of $214,957, of which $134,457 was settled in kind.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, defined as shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $16,455, which was $11,455 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.71 to 1.

4.   Related-Party Transactions

In the ordinary course of business, the Company utilizes services from the Parent Company. The Parent Company allocates a share of its expenses pursuant to the Expense Sharing Agreement. Expenses allocated from the Parent Company are comprised of payroll related expenses, rent, software fees, technology expense, compliance, office expenses, utilities and other expenses from the Parent Company. For the year ended December 31, 2025, the Company was allocated $86,880 in related party expenses by the Parent Company. During the year ended December 31, 2025, the Parent Company made Capital contribution of $214,957 of which $134,457 was in-kind. The Company had no amounts due from or to related parties at December 31, 2025.

5.   Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   Fair Value of Financial Instruments

As of December 31, 2025, the Company did not hold any securities. The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under U.S. GAAP, for all financial assets and liabilities measured at fair value on a recurring basis and standard fair value measurement.

7.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8.   Commitments and Contingencies

Indemnifications
The Company has agreed to indemnify its clearing broker for losses, claims, costs, and liabilities that the clearing broker may incur arising from customer accounts introduced by the Company. In the event that a customer fails to fulfill its obligations on a transaction, the Company may be required to indemnify the clearing broker for losses incurred in connection with the liquidation or close out of customer positions at prevailing market prices. The Company's obligation under these indemnification arrangements has no maximum amount.

All unsettled trades at December 31, 2025 have subsequently settled with no resulting liability to the Company. During the year ended December 31, 2025, the Company did not incur any losses due to counterparty failure and had no obligations outstanding under these indemnification arrangements as of December 31, 2025.

In the normal course of business, the Company enters into contracts that contain representations, warranties, and indemnifications. The potential liability under these arrangements is not estimable; however, based on management's experience, the Company believes the risk of material loss is remote.
The Company may become a party to claims, legal actions, or complaints arising in the normal course of business. There were no such claims, legal actions, or complaints during
the year ended December 31, 2025.

Deposit with Clearing Broker
The Company has a clearing agreement with its clearing broker. As of December 31, 2025, the Company was not required to maintain any minimum balance or ongoing deposit with the clearing broker, and the clearing agreement does not impose any continuing deposit requirement or similar commitment.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2025

9.   Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2025, the Company has not identified any material events that require disclosure.